Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem $350,000,000 Non-Cumulative Perpetual Class B Preferred Shares Series 13

TORONTO, April 23, 2015 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it will exercise its right to redeem all of its $350,000,000 Non-Cumulative Perpetual Class B Preferred Shares Series 13 (“Preferred Shares Series 13”) on May 25, 2015, at the redemption price of $25.25 per share, for total redemption proceeds of approximately $353.5 million.

Payment of the redemption price will be made by Bank of Montreal on or after May 25, 2015, upon surrender of the Preferred Shares Series 13.

Separately from the payment of the redemption price, the final quarterly dividend of $0.28125 per share for the Preferred Shares Series 13 will be paid in the usual manner on May 25, 2015, to shareholders of record on May 1, 2015.

Notice will be delivered to holders of the Preferred Shares Series 13 in accordance with the terms outlined in the Preferred Shares Series 13 prospectus supplement.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified financial services organization based in North America. The bank offers a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers. BMO Financial Group had total assets of approximately $672 billion as of January 31, 2015, and more than 46,000 employees.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com, (416) 867-7019

Internet: www.bmo.com	Twitter: @BMOMedia